                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                         GENERAL INSTRUMENT CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                           Common Stock  370120 10 7
                           -------------------------
                                 (CUSIP Number)

Stephen M. Brett, Esq., Executive Vice President, Secretary, and General Counsel

                           Tele-Communications, Inc.

    Terrace Tower II, 5619 DTC Parkway, Englewood, CO  80111 (303-267-5500)
    -----------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                AUGUST 12, 1998
                                ---------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                          Exhibit Index is on Page: 6

Common Stock CUSIP No.  370120 10 7


--------------------------------------------------------------------------------
     (1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

          TELE-COMMUNICATIONS, INC.

--------------------------------------------------------------------------------
     (2)  Check the Appropriate Box if a Member of a Group
                                                                (a)  [ ]
                                                                (b)  [ ]

--------------------------------------------------------------------------------
     (3)  SEC Use Only

--------------------------------------------------------------------------------
     (4)  Source of Funds
          OO

--------------------------------------------------------------------------------
     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)  [ ]

--------------------------------------------------------------------------------
     (6)  Citizenship or Place of Organization
          Delaware

--------------------------------------------------------------------------------

 Number of       (7)  Sole Voting Power         21,356,000 Shares of Common Stock*
Shares Bene-          -----------------------------------------------------------------
  ficially       (8)  Shared Voting Power       0 Shares
 Owned by             -----------------------------------------------------------------
Each Report-     (9)  Sole Dispositive Power    21,356,000 Shares of Common Stock*
ing Person            -----------------------------------------------------------------
   With          (10) Shared Dispositive Power  0 Shares

                      -----------------------------------------------------------------

--------------------------------------------------------------------------------
     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

          21,356,000 Shares of Common Stock*

--------------------------------------------------------------------------------
     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

--------------------------------------------------------------------------------
     (13) Percent of Class Represented by Amount in Row (11)*

          Common Stock     12.4%

--------------------------------------------------------------------------------
     (14) Type of Reporting Person

          HC, CO

------------
* Does not include 21,356,000 shares of Common Stock issuable upon exercise of Warrants beneficially owned by the Reporting Person. Subject to certain conditions, none of such Warrants vest until December 31, 1998. (See Item 6 hereof)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 1)

                                  Statement of

                           TELE-COMMUNICATIONS, INC.

                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                         GENERAL INSTRUMENT CORPORATION
                        (Commission File No. 001-12925)


ITEM 1.  Security and Issuer
         -------------------

Item 1 is hereby amended and supplemented as follows:

         Tele-Communications, Inc., a Delaware corporation ("TCI"), is filing this Amendment No. 1 to its Statement on Schedule 13D (this "Statement") with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of General Instrument Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 101 Tournament Drive, Horsham, Pennsylvania 19044.


ITEM 6.  Contracts Arrangements, Understandings or Relationships with Respect to
         -----------------------------------------------------------------------
         Securities of the Issuer:
         -------------------------

Item 6 is hereby amended and supplemented as follows:

         Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership , a New York limited partnership, ("MBO-IV") and Instrument Partners, a New York limited partnership entered into a letter agreement, dated August 1, 1998, with the Issuer, TCI Ventures Group, LLC, a Delaware limited liability company ("TCIV"), and TCI, pursuant to which MBO-IV and Instrument Partners have agreed that, from the date of the letter agreement and prior to December 31, 2005, MBO-IV and Instrument Partners will not sell or dispose of any Common Stock of the Issuer held by them to a third party without first offering such Common Stock for sale to TCIV on the same terms. This obligation does not apply to (i) a registered public offering for cash, (ii) a distribution to their respective partners or (iii) a sale to unaffiliated parties of 5% or less in the aggregate of the Common Stock owned by them as of the date of the letter agreement.

         The foregoing description of the letter agreement is not intended to be complete and is qualified in its entirety by the complete text of the letter agreement, which is incorporated herein by reference. A copy of the letter agreement is filed as Exhibit C hereto.

ITEM 7.  Material to be Filed as Exhibits
         --------------------------------

Item 7 is hereby amended and supplemented as follows:

         C. Letter Agreement, dated August 1, 1998, among Instrument Partners, MBO-IV, the Issuer, TCIV and TCI.

                         [Signature on following page]

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


September 4, 1998                               TELE-COMMUNICATIONS, INC.



                                                /s/ Stephen M. Brett
                                                --------------------
                                                Stephen M. Brett
                                                Executive Vice President,
                                                General Counsel and
                                                Secretary

                                 EXHIBIT INDEX
                                 -------------

--------------------------------------------------------------------------------
EXHIBIT                          EXHIBIT                                   PAGE
NUMBER
--------------------------------------------------------------------------------
7(C)        Letter Agreement, dated August 1, 1998, among Instrument         7
            Partners, MBO-IV, the Issuer, TCIV and TCI.